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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 22, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
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1.   Minutes of the Extraordinary General Shareholders Meeting
     of Companhia Vale do Rio Doce, held on May 20, 2002.


















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                       [GRAPHIC OMITTED] Companhia
                                         Vale do Rio Doce

Minutes of the Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce, Held on May 20, 2002.


                             PUBLICLY HELD COMPANY
             CORPORATE TAX REGISTRATION (CNPJ) # 33.592.510/0001-54
              BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766


01 -  PLACE, DATE AND TIME:

      At the Company's head office at Avenida Graca Aranha, 26, 19th floor, Rio de Janeiro, on May 20, 2002, at 4:30 p.m.

02 -  PANEL:

      Chairman: Mr. Luiz Tarquinio Sardinha Ferro
      Secretary:Mr. Paulo F. de Almeida Lopes

03 -  ATTENDANCE AND QUORUM:

      Attended by the shareholders representing the majority voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day. Also present is the effective member of the Audit Committee, Mr. Marcos Fabio Coutinho, pursuant to Article 164, Law # 6,404/76.

04 -  SUMMONS:

      Summons for the first convocation published in the Jornal do Commercio on April 12, 13 and 14, 2002 and in the Official Gazette of the State of Rio de Janeiro on April 12, 15 and 16, 2002, due to the public Easter holiday when the official press was closed.

      Summons for the second convocation published in the Jornal do Commercio and in the Commerce and Industry Gazette on May 09, 10 and 11, 2002 and in the Official Gazette of the State of Rio de Janeiro on May 09, 10 and 13, 2002, with the following Orders of the Day:


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      o   alteration of Article 17 of the Company Bylaws to increase the maximum number from six to eight Executive Directors, in order to attend the structure of the Executive Board approved by the Company's Board of Directors.

05 - DELIBERATIONS APPROVED BY MAJORITY VOTE, WITH THE ABSTENTION OF THE ADMINISTERED FUNDS, PURSUANT TO PROXY VOTES RATIFIED BY THE PANEL:

5.1 - Transcription of Minutes shall be in summary form and Minutes shall be published with omission of signatures of shareholders here present, in accordance with Article 130,ss.1 andss.2 of Law # 6,404/76;

5.2 - Alteration of Article 17 of the Bylaws, which shall henceforth read as follows:

      "Article 17 - Executive Board, the executive administration body of the Company, shall be comprised of 3 (three) to 8 (eight) Executive Directors, one of whom shall be the Director-President, and the others shall have no specific designation, each with the attribution of a specific area of operations and business unit as determined by the Board of Directors, and all shall be resident in the country and shall have recognized professional competence, and each may be reelected".

08 -  FORM OF TRANSCRIPTION:

      In accordance with the provisions set forth in ss.1 of Article 130 of Law # 6,404/76, bearing in mind the unanimous deliberation of the shareholders present.

09 -  CLOSING:

      Having no further business, the meeting was adjourned for the time necessary to transcribe these Minutes. The meeting was then reopened, and the Minutes were read, approved and signed by the Secretary, the Chairman and by all shareholders present.


                    Rio de Janeiro, May 20, 2002.


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              I certify that this is faithful copy of the Minutes
                      transcribed in the specific ledger.


                        Paulo Francisco de Almeida Lopes
                                   Secretary







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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: May 22, 2002